SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 000-25141
CUSIP Number: 591650 10 6

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☑ Form 10-Q	☐ Form N-SAR

     For Period Ended: June 30, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant	MetroCorp Bancshares, Inc.

Former Name if Applicable	N/A

Address of Principal Executive Office (Street and Number)	9600 Bellaire Boulevard, Suite 252

City, State and Zip Code	Houston, Texas 77036

PART II
RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

     MetroCorp Bancshares, Inc. (the “Company”) is in the process of preparing a restatement of its audited consolidated financial statements as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003 and its unaudited condensed consolidated financial statements as of March 31, 2004 and for the three months ended March 31, 2004 and 2003. The Company intends to file amendments to its Annual Report on Form 10-K for the year ended December 31, 2003 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 that will include the restated financial statements and amendments to related disclosures.

     The restatement resulted from a review of the Company’s application of FASB Statement No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” to correct the amortization of deferred loan fees, net of costs, to interest income and accruals of other noninterest expense. Loan fees in excess of the associated costs should be recognized over the life of the related loan as an adjustment to yield. The Company recently discovered that an amount of net deferred loan fees were not being amortized to interest income. Certain net deferred fees were not entered into the Company’s loan system, and therefore, amortization was not calculated each period. Accordingly, the restatement will reflect the amortization of those net deferred fees, Additionally, in connection with the restatement for net deferred fees, the Company will adjust accruals of other noninterest expense previously deemed immaterial. The Company expects that the restatement will result in an increase in net income, loans and retained earnings and a decrease in deferred tax assets as compared to the amounts previously reported by the Company.

     Because the restatement is not yet completed and will have an impact on the Company’s financial statements for the three and six month periods ended June 30, 2004 and 2003, the Company is not in a position to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 within the prescribed time period.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

George Lee	(713)	414-3506

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes	☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As more fully discussed above in response to Part III, the Company is in the process of restating its audited consolidated financial statements as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003 and its unaudited condensed consolidated financial statements as of March 31, 2004 and for the three months ended March 31, 2004 and 2003. The Company expects that the restatement will result in an increase in net income, loans and retained earnings and a decrease in deferred tax assets as compared to the amounts previously reported by the Company. Because the Company has not yet completed the restatement, the Company is not currently in a position to quantify the impact of such restatement.

MetroCorp Bancshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 17, 2004	By /s/ George Lee
George Lee
Chief Executive Officer